UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

      AMERICAN COUNTRY HOLDINGS INC. (formerly, The Western Systems Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  025278 10 2
         ------------------------------------------------------------
                                 (CUSIP Number)

                                November 11, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 025278 10 2  |                         |     Page 2 of 6 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1.   |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Frontier Insurance Group, Inc., Employer I.D. #14-1681606       |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2.   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3.   |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4.   |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5.   |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(D) OR 2(E)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6.   |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  U.S.A.                                                          |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7. |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   8,000,343                                         |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8. |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |   0                                                 |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9. |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   8,000,343                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10.|   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11.   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  8,000,343                                                       |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12.   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13.   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  25.0%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14.   |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|

          Item 1. The securities to which this Amendment No. 1 to Schedule 13D relate are the shares of Common Stock, $.01 par value per share (the "Common Stock"), of American Country Holdings Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal place of business is 222 N. LaSalle Street, Chicago, Illinois 60601-1105.

          This Amendment No. 1 to Schedule 13D is being filed to give notice of the dissolution of a "group" for purposes of Rule 13d-1 under the Securities Exchange Act of 1934, as amended. See the Agreement to Dissolve Group attached as Exhibit A hereto.

          Item 2. Identity and Background.

                  The person signing this statement (the "Reporting Person") is:
                  Frontier Insurance Group, Inc., a corporation organized under the laws of Delaware with its principal place of business at:
                  195 Lake Louise Marie Road
                  Rock Hill, New York 12775

          The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to any laws.

          Item 5. Interest and Securities of the Issuer.

          (a) The aggregate shares of Common Stock and the percentage of the total outstanding shares of Common Stock beneficially owned by the Reporting Person, based on the 31,937,815 shares of Common Stock outstanding on October 29, 1997, are set forth below:

           No. of Shares                      Percentage of
        Beneficially Owned                  Outstanding Shares
        ------------------                  ------------------
             8,000,343                            25.0%

          (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by it.

          (c) No following transactions were effected with respect to shares of Common Stock beneficially owned by the Reporting Person in the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

          Item 7. Material to be Filed as Exhibits.

          A. Agreement to Dissolve Group among Frontier Insurance Group, Inc., Martin L. Solomon and Wilmer J. Thomas, Jr.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        November 11, 1997
                                  ------------------------------
                                              (Date)

                                  Frontier Insurance Group, Inc.



                                  By: /s/ Peter H. Foley
                                      ----------------------------------------
                                      Peter H. Foley, Executive Vice President
                                                  (Signature)

                  Exhibit A to Amendment No. 1 to Schedule 13D

                           Agreement to Dissolve Group

                                November 11, 1997

         The undersigned hereby agree that they shall no longer be deemed a "group" for purposes of Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and that all further filings with respect to transactions in the security reported on will be filed, if required, by the undersigned in their individual capacities.


                                    /s/ Martin L. Solomon
                                        --------------------------
                                        Martin L. Solomon

                                    /s/ Wilmer J. Thomas, Jr.
                                        --------------------------
                                        Wilmer J. Thomas, Jr.


                                    FRONTIER INSURANCE GROUP, INC.

                                    By: /s/ Peter H. Foley
                                        --------------------------
                                            Peter H. Foley
                                        Executive Vice President